RECEIVED

2009 FEB -9 A 11:20

082-35029 SUPPL

Westfield

Westfield Group
11601 Wilshire Boulevard
11th Floor
Los Angeles, CA 90025-1748
Telephone: (310)575-6057
Facsimile: (310)478-8776

09045287

February 2, 2009

PROCESSED
MAR 2 2009
THOMSON REUTERS

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: Westfield Group: File No. 082-35029

Enclosed is a copy of a media release from the Westfield Group regarding the launch of a fully underwritten placement of new securities to raise $2.9 billion. This media release will be distributed on February 3, 2009. This distribution is submitted to you in order to maintain our exemption pursuant to Rule 12g-2(b) under the Securities Exchange Act of 1934.

In order to acknowledge receipt of this document, please stamp the enclosed copy of this letter, and return it to us in the enclosed envelope.

Yours Truly,

Ms. Aline Taireh
Title: Assistant Secretary

Enclosures

NOT FOR DISTRIBUTION OR RELEASE IN THE UNITED STATES OR TO U.S. PERSONS

Westfield

3 February 2009

WESTFIELD GROUP TO RAISE $2.9 BILLION IN UNDERWRITTEN SHARE PLACEMENT

The Westfield Group (ASX:WDC) today launched a fully underwritten placement of new securities to raise $2.9 billion.

The Group will issue approximately 276 million securities at an issue price of $10.50 per security. The securities will rank equally with ordinary stapled securities currently on issue.

The proceeds of the placement will further strengthen the Group's balance sheet through the retirement of debt and will position the Group for potential acquisitions.

The Group previously announced the reactivation of the Distribution Reinvestment Program (DRP) and the underwriting of an amount equivalent to 50% of each of the Distributions for the period between February 2009 and August 2010 inclusive. In view of the placement, the Group has terminated these underwriting agreements. The DRP will remain in operation for the upcoming Distribution payable on 27 February 2009.

As announced on 27 January 2009, the Group will release its full year earnings result on 26 February 2009. Today's capital raising will result in the Group's gearing ratio reducing by 4% to approximately 36%. The Group's forecast Operational segment earnings and distribution per security for 2009 (issued on 27 January 2009) have been revised and are now expected to be in the range of 94 cents to 97 cents, assuming that the proceeds from this issuance are used solely to retire debt. These forecast figures are subject to the assumptions set out in the release made on 27 January 2009.

Attached is some additional information regarding sales and occupancy which will be provided to investors in the course of undertaking the placement.

Confirmation of the results of the placement will be released prior to recommencement of trading in the Group's securities.

Ends

media release

NOT FOR DISTRIBUTION OR RELEASE IN THE UNITED STATES OR TO U.S. PERSONS

Westfield

(1) This release contains forward-looking statements, including statements regarding earnings and distributions. These forward-looking statements are not guarantees or predictions of future performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, and which may cause actual results to differ materially from those expressed in the statements contained in this release. You should not place undue reliance on these forward-looking statements. These forward-looking statements are based on information available to us as of the date of this presentation. Except as required by law or regulation (including the ASX Listing Rules) we undertake no obligation to update these forward-looking statements.

(2) This document is not an offer or solicitation of an offer of securities by the Westfield Group for the purchase or sale of any securities nor does it constitute an offer or solicitation to any person in any jurisdiction where solicitation would be unlawful. The securities referred to in this announcement have not been and will not be registered under the United States Securities Act of 1933 (the "Securities Act") and may not be sold, offered or delivered in the United States or to, or for the account of benefit of, any US Person (as such term is defined in Regulation S under the Securities Act), absent registration under the Securities Act or pursuant to and exemption from the registration requirement of the Securities Act.

(3) The placement is limited to institutions and sophisticated investors. Member approval will not be sought for the issue of securities under the placement.

media release

82-35029

Westfield Group

Retail Sales and Occupancy
as at 31 December 2008

3 February 2009

Australia

Retail Sales — **Period to 31 December 2008[1]**

	MAT	12 months	6 months	3 months
Majors		2.9%	1.9%	0.0%
Specialties		4.2%	3.5%	3.3%
Total	$20.7 bn	3.7%	2.6%	1.6%

Portfolio Leased

As at 31 December 2008	> 99.5%

Specialty Store Sales Per Sqm (A$)


$10,000
$9,000
$8,000
$7,000
$6,000
$5,000
1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008

Percentage Stores Leased


100.0%
99.5%
99.0%
98.5%
98.0%
97.5%
97.0%
1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008

[1] *On a comparable basis*

United States

Specialty Retail Sales – $US	Period to: Dec 07	Mar 08	June 08	Sep 08	Dec 08
12 month sales per square foot (MAT)	469	462	460	456	437
% change on prior quarter		(1.5)%	(0.4)%	(0.9)%	(4.2)%
% change on prior year					(6.8)%

Portfolio Leased					
As at	94.1%	92.8%	92.8%	92.8%	92.6%

Specialty Store Sales Per Sqft (US$)



$500
$450
$400
$350
$300
$250
$200
1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008

Percentage Stores Leased



100%
98%
96%
94%
92%
90%
88%
86%
84%
1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008

United Kingdom

Retail Sales[1]	Period to 31 December 2008	
	12 months	3 months
National[2]	(0.7)%	(2.7)%
London[2]	3.8%	(1.2)%
Total	1.7%	(0.7)%

Portfolio Leased	
As at 31 December 2008	98.9%

[1] *British Retail Consortium-KPMG retail sales report*
[2] *On a like on like basis*

82-35029

New Zealand

Retail Sales — Period to 31 December 2008[1]

	MAT	12 months	6 months	3 months
Specialties		(3.3)%	(3.0)%	(2.4)%
Total	NZ$ 2.1 bn	(1.2)%	(1.1)%	(0.8)%

Portfolio Leased

As at 31 December 2008	> 99.5%

[1] *On a comparable basis*

END